August 10, 2006

Via Fax and U.S. Mail

Mr. Nicholas Vamvakas
ME Portfolio Management Limited
Level 23
360 Collins Street
Melbourne, VIC 3000
Australia

Re: **ME Portfolio Management Limited**
      Registration Statement on Form S-3
      Filed August 7, 2006
      File No. 333-134196

Dear Mr. Vamvakas:

        We have reviewed your Amendment No. 2 to Registration Statement on Form S-3 filed on August 7, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note footnote (1) to your response letter. Given that MEPM will "service assets of the fund that are not serviced by the servicer", please confirm that you will identify MEPM as a servicer in the prospectus supplement, and provide additional disclosure required under Item 1108 of Regulation AB, if the assets serviced exceed 10% of the pool assets.

Prospectus Supplement

2. Please revise the bullet point at the bottom of page S-8 and the first and third bullets on page S-9. As presently drafted, the bullets suggest that the investors may not rely on the prospectus to evaluate your offering.

SMHL Securitization Program, page S-17

3. We note your response to our prior comment 7. It appears to us that Perpetual Limited should also be named an originator. Please revise or advise. Refer to Item 1110 of Regulation AB.

Credit Enhancements, page S-19

4. We note your response to prior comment 8. For each form of credit support for which you will provide 1114(b) information, please provide bracketed language in the prospectus supplement to that effect. Your current disclosure indicates that you will provide 1114(b) information with respect to Guaranteed Investment Contracts and Payment Funding Facilities only.

The Issuing Entity, page S-58

5. We note your response to our prior comment 13. Please revise to add disclosure about what is meant by the assets in a fund "should not be available" to other creditors of the issuer trustee. Consider adding risk factor disclosure as appropriate.

Delinquency Experience of the Housing Loans, page S-87

6. We note your response to prior comment 15. Please confirm that the delinquency information required by Item 1100(b) will be provided through charge-off.

Base Prospectus

The Housing Loan Features and Options, page 25

7. Please confirm that you will disclose on the applicable Exchange Act report any material modifications to the loan features.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile
        Mr. Christopher J. Kell, Esq. (Skadden)